EXHIBIT 99.1

VOX ANNOUNCES PRELIMINARY Q2 2023 REVENUE

AND PROVIDES CORPORATE UPDATE

All amounts in U.S. dollars unless otherwise indicated.

TORONTO, CANADA – July 31, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that it has realized preliminary revenue(1) of $2,217,000 for the three-month period ended June 30, 2023 (compared to $1,750,000 for the comparable period in 2022).

Kyle Floyd, Chief Executive Officer stated: “I am pleased to announce our preliminary second quarter revenue, an increase of 25% over the prior year period, which is in line with expectations and supports our annual revenue guidance given on April 27,2023.  Complementing the organic growth of the portfolio is the potential acquisition of additional royalties (as noted below) in Australia which continues to position Vox well for sustained growth in all key metrics.”

Q2 2023 Preliminary Revenue

Quarterly revenue of $2,217,000 was largely driven by royalty revenue from the Company’s Wonmunna iron ore royalty in Australia, as well as its Janet Ivy and Segilola gold royalties in Australia and Nigeria, respectively. These preliminary results should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three- and six-month periods ended June 30, 2023, as and when released.

Corporate Update

On July 28, 2023, Vox entered into a royalty sale and purchase agreement (the “RSPA”) with an Australian company to acquire a portfolio of development and exploration-stage royalties located in Australia (the “Portfolio”). A number of the royalties are subject to a right of first refusal, a right of first offer or a consent to assignment right (together, the “Rights”) in connection with a proposed assignment thereof, and therefore it is not yet certain how many royalties the Company will acquire at closing, if any. The aggregate purchase price for the portfolio consists of cash and non-cash consideration, cash consideration being (i) up to A$8,000,000 payable at closing, subject to reduction if any of the Rights are exercised, and non-cash consideration being (ii) providing ongoing royalty-related services to the vendor from Vox’s proprietary database of royalties. The Company expects closing of the transaction to occur later in Q3 2023 and will fund the acquisition of the Portfolio with cash on hand.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd Chief Executive Officer info@voxroyalty.com +1-345-815-3939	Pascal Attard Chief Financial Officer pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, Vox’s estimated and final revenue for Q2 2023, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, the potential acquisition of the Portfolio and closing of a transaction involving the Portfolio.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the actions of third parties and counterparties to a sale transaction involving the Portfolio; the impact of general business and economic conditions; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Notes

(1)

These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.